April 8, 2014

Mr. Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to comments on the Preliminary Proxy (PRE14A) filing submission number 0001324443-14-000053.

Dear Mr. Grzeskiewicz:

This letter is in response to the comments you provided on April 3, 2014, to the PRE14A filing submitted on March 26, 2014 (accession no. 0001324443-14-000053), with respect to the American Independence Boyd Watterson Short-Term Enhanced Bond Fund, formerly the American Independence Strategic Income Fund, a series of the American Independence Funds Trust (the “Fund”). American Independence appreciates the opportunity to provide this response and additional information.  Below, please find the response to each comment provided:

1.      Comment:  Please clarify and explain the order of the recent filings related to this Fund and two material changes – (1) the name of the Fund; and (2) the fundamental investment strategy, going from maturity to duration. A 485BPOS filing was already filed on February 28, 2014 with an effective date of March 1, 2014 (the “485BPOS Filing”), reflecting these two changes prior to the proxy being filed.

Response:  With respect to the first material change noted in your comment, the Fund changed its name prior to the 485BPOS Filing and provided notice to clients about the name change in a supplement dated November 13, 2013, to the registration statement dated March 1, 2013 (the “Supplement”). Further discussion about the name change is provided in the response to Comment 2 below.

In addition to providing the new name, the Supplement discussed other changes to the Fund, including a change in sub-adviser and investment objective, which would be described further in a proxy to be sent to shareholders in 2014. The new sub-adviser assumed management of the Fund in November of 2013, but has been managing the Fund pursuant to an interim sub-advisory agreement and in a manner consistent with the previously existing investment objective, which is to “provide investors with as high a level of current income as is consistent with the liquidity and safety of principal by investing primarily in investment grade bonds with maturities of 1-3 years” (the “Current Investment Objective”).

The Fund’s investment objective in the recent 485BPOS filing unintentionally omitted the ending phrase, “by investing primarily in investment-grade bonds with maturities of 1-3 years.” Upon being brought to our attention by the Commission, we immediately filed a supplement to the prospectus on April 3, 2014, with the correct Investment Objective, which is “to provide investors with as high a level of current income as is consistent with liquidity and safety of principal by investing primarily in investment-grade bonds with maturities of 1-3 years”.  As noted, the current sub-adviser is managing the Fund’s portfolio in accordance with the Current Investment Objective, and not to that which has been proposed in the preliminary proxy filing.

2.      Comment:   Please confirm whether the Trust’s by-laws or charter allows for the change in a fund’s name without shareholder approval. Provide the method in which you notified shareholders of the change in name.

Response:  Upon review of the Trust’s By Laws and Trust Instrument, neither document requires shareholder approval to change the name of a fund. Shareholders were notified in the same Supplement which was referenced in the response to Comment 1 above.

3.      Comment:  Please review the release on naming methodology as there are specific requirements when using “short-term” in the name of a fund. If the Fund is going to be managed to “duration” as opposed to “average weighted maturity” you should make sure you follow the proper naming requirements.

Response:  We have reviewed Rule 35d-1 and the FAQs pursuant to the Rule and note that the Staff of the Division of Investment Management takes the position that a “short-term” bond fund should have a dollar-weighted average maturity of no more than 3 years. In addition, we have noted the Division’s position that while a fund’s name may be consistent with the maturity guidelines, the “duration” of the fund’s portfolio may be inconsistent with the sensitivity to interest rates suggested by such fund’s name, and could cause the name to be misleading.

The Fund will be managed, as it has been, based on the average weighted maturity.  In discussions with the portfolio management personnel of the sub-adviser, Boyd Watterson Asset Management, LLC (“Boyd Watterson”), Management has determined that it is consistent with the best interests of the shareholders to continue with managing the Fund under the Current Investment Objective. The advisor and sub-advisor believe that it is simpler to describe, and easier for investors to understand the term “maturity” as opposed to “duration”. In addition, Management believes the difference between the two on a short-term fund would not result in material changes to methodology or results. Below are maturity and duration figures for the Fund as of September 2013 (under the previous sub-adviser) and December 31, 2014 (under Boyd Watterson):

	9/30/2013	12/31/2013	03/31/2014
Average Weighted Maturity	2.22 yrs.	2.55 yrs.	2.61 yrs.
Average Weighted Duration	1.29 yrs.	2.13 yrs.	2.18 yrs.

Given these considerations, we have elected to withdraw the proposal to change the Fund’s investment objective and will remove all references to the proposal in the definitive proxy filing.

4.      Comment:  Proposal #1 in the proxy states the following: “To approve an amendment to Schedule A of the Investment Advisory Agreement between American Independence Financial Services, LLC (“American Independence”) and the Trust on behalf of the Fund.”  Such description of the proposal is not comprehensive. Please clearly state that this proposal would raise the management fee.

Response:  We have elected to withdraw this proposal and will remove all references to such proposal in the definitive proxy filing.

5.      Comment:  Throughout the proxy filing, please include an explanation that the management fee will be raised from 0.40% to 0.50% in all places where you describe the proposal and the amendment to Schedule A of the investment advisory agreement. On pages three and four of the Proxy Statement, under the “Terms of the Amended Advisory Agreement,” it indicates that the waiver will not change. Please disclose how long the waiver will be in effect and that if the expense limitation agreement is not renewed, or if the amount of the waiver is reduced, that the Fund, and its shareholders, would be subject to higher expenses.

Response:  As noted in the response to Comment 4 above, we have elected to remove this proposal from the proxy filing.

6.      Comment:  On page five of the Proxy Statement, please provide a fee table comparison – see Item 22 of Schedule 14A.  The table should consist of current and pro-forma fees.

Response:  As noted in the response to Comment 4 above, we have elected to withdraw the proposal to increase the investment advisory fees, and therefore, do not need to provide additional information on such proposal as required in Schedule 14A.

7.      Comment:  Please review Item 22(c), Approval of Investment Advisory Contract, in the instructions to Schedule 14A to ensure that you have included all the necessary requirements of that item.  Specifically, Item 22(c)(9) states that a change in the advisory fee requires that the proxy state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between the aggregate amounts stated in response to (i) and (ii) as a percentage of (i). Therefore, the Fund’s proxy needs to explicitly state that the increase fee proposal will result in a 25% increase in the management fee. In the expense “Example” on page six of the Proxy Statement, disclose how much an investor would have paid under both the current and proposed management fees. Please insure that the example only shows the expense ratio based upon the length of the expense waiver proposed, which is until March 1, 2015.

Response:  As noted in the response to Comment 4 above, we have elected to withdraw the proposal to increase the investment advisory fees, and therefore, do not need to provide additional information on such proposal as required in Schedule 14A.

8.      Comment:  Please review and respond appropriately to Item 22(c)(10) of Schedule 14A, which states “if the investment adviser acts as such with respect to any other fund having a similar investment objective, identify and state the size of such other fund and the rate of the investment adviser’s compensation. Also indicate for any fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract”.

Response:  As noted in the response to Comment 4 above, we have elected to withdraw the proposal to increase the investment advisory fees, and therefore, do not need to provide additional information on such proposal as required in Schedule 14A with respect to that proposal.

With respect to Proposal 2, approval of the New Investment Sub-Advisory Agreement, under “Additional Information Regarding Boyd Watterson”, the information about other funds advised by Boyd Watterson shall be replaced in its entirety with the following:

Other Funds Advised by Boyd Watterson. As of the Record Date, Boyd Watterson is sub-advisor to the American Independence Boyd Watterson Core Plus Fund, which does not have a similar investment objective as the Fund. Boyd Watterson does not manage any other investment companies with a similar investment objective as the Fund.

9.      Comment:  A supplement (497 filing) announcing changes to the Fund was initially filed, followed by the annual registration statement (485BPOS filing), which indicates that only non-material changes were made.  The Commission believes that a 485APOS should have been filed noting the material change to the Fund’s investment objective in order for the Commission to review and comment prior to a definitive filing. The filing of a 485BPOS indicates that shares of the Fund based on a new investment objective are being sold.

Response:  As noted in the response to Comment 1 above, the Fund’s investment objective in the recent 485BPOS filing omitted the ending phrase, “by investing primarily in investment-grade bonds with maturities of 1-3 years”.  This omission was purely unintentional. As noted in our response to Comment 1, we filed a supplement to the prospectus on April 3, 2014, with the correct Investment Objective.

10.  Comment:  The 485BPOS filing filed on February 28, 2014 was only filed under the Securities Act of 1933, as amended (the “1933 Act”), and should also have been filed under the Investment Company Act of 1940, as amended (the “40 Act”).

Response:  This was an inadvertent oversight made when filing the 485BPOS through our Edgar software. We contacted the IM EDGAR Inquiry Line to help make a post-acceptance filing correction in order to add the Trust’s 1940 Act filing number to the 485BPOS filing which was filed on February 28, 2014. A Correspondence filing with this request was filed on April 7, 2014.

11.  Comment:  Please confirm that the Fund is investing in a manner that does not exceed a three year average weighted maturity.

Response:  We confirm that the Fund is being managed in a manner consistent with the required “short-term” average weighted maturity requirements (within 1-3 years). As of March 31, 2014, the Fund’s weighted average maturity was 2.61 years.

12.  Comment:  Within the proxy under Proposal 3, please provide a discussion on duration and maturity and explain the differences between the two in plain English, as well as the relationship between the two. In addition, please provide a numerical example of how duration works and describe how changes in interest rates could affect the price movement of the Fund based on duration and maturity of the Fund.

Response:  As stated in response to Comment 4 above, we will be withdrawing the proposal to change the Fund’s investment objective. Therefore, there will be no need to elaborate on the difference between the two.

13.  Comment:  In addition to discussing the “Pros” of the change in the Fund’s investment objective, please include the “Cons” and/or how the change in the objective could negatively, or adversely, affect the Fund and its shareholders. For example, what negative affect does interest rate risk have on the change in the objective?

Response:  As stated in response to Comment 4 above, we will be withdrawing the proposal to change the Fund’s investment objective; therefore, we will not need to explain its affect on the Fund and its shareholders.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The definitive proxy filing reflects the comments above as applicable. Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust

cc: K. O’Connell